SECURITIES AND EXCHANGE COMMISSION
		           Washington, D.C. 20549
			         Form 6-K


        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
           OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                     For the month of May 20, 2004
                          Durango Corporation
             (f/k/a Grupo Industrial Durango, S.A. de C.V.)
   -------------------------------------------------------------------
         (Translation of registrant's name into English)


        Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                        Durango, Durango, Mexico
   -------------------------------------------------------------------
               (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  May 20, 2004		    By  /s/ Mayela Rincon de Velasco
Durango, Mexico				--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer




CORPORACION DURANGO FILES  FOR "CONCURSO MERCANTIL" IN
      MEXICO  AND ANCILLARY PROCEEDING IN U.S.

  Durango, Dgo.,  Mexico, May 20, 2004 -  Corporacion
Durango,  S.A. de  C.V.   (NYSE: CDG / BMV:   CODUSA)
("Corporacion  Durango"),   today  announced  that it
has filed for "concurso mercantil"  in  Mexican court
under the Mexican Business Reorganization Law (Ley de
Concursos  Mercantiles).     The  concurso  mercantil
process will take place at the holding company level and, as a result, the operations of Corporacion
Durango's subsidiaries will not be interrupted and they will continue running as usual.

   In a concurso  mercantil  proceeding,  Corporacion
Durango can confirm a financial restructuring plan with the support of the holders of 51% of its outstanding debt and such plan would be binding on all of its creditors. The company anticipates that it will have the support of a sufficient percentage of votes to accomplish this goal in an expeditious manner.

   Miguel  Rincon,  Chairman, commented: "Corporacion
Durango   has  resorted  to  the  concurso  mercantil
process  in   Mexico   for   the  following  reasons:
appropriate jurisdiction, the  lower  number of votes
required   to  confirm  a  financial   restructuring,
the fact that all  outstanding  debt  will  be frozen
in current Mexican pesos and the fact that the length
of   time   required   to  conclude  the  process  is
anticipated to be shorter. We expect to successfully carry out this process to emerge as a stronger, more competitive company."

   On April 30,  2004,  Corporacion Durango disclosed
the terms of an agreement in principle  reached  with
holders  of  a substantial portion of the outstanding
principal   amount  of  its  senior  unsecured  debt.
Despite the significant  progress made by Corporacion
Durango  and such  creditors  towards  advancing  the
process of implementing such agreement,  one  of such
creditors   terminated   its   participation  in  the
agreement   because  certain   milestones   contained
therein had not been achieved.

   Corporacion  Durango   has  also  commenced in the
United States a case ancillary to and in support of the concurso mercantil proceeding in Mexico, which seeks, among other things, to enjoin the commencement or continuation in the United States of any action or proceeding against Corporacion Durango, certain of its subsidiaries or their respective property




Special Note Regarding Forward-Looking Statements

This  press  release  contains  statements  that are
forward-looking within the meaning of Section 27A of
the Securities Act of 1933 and  Section  21E  of the
Securities  Exchange  Act  of 1934.   Such  forward-
looking statements are only predictions and are  not
guarantees o f  future  performance.  Investors  are
cautioned that any such forward-looking   statements
are and will  be,  as  the  case may be, subject  to
many risks,  uncertainties  and  factors relating to
the   operations   and   business   environments  of
Corporacion  Durango  and  its subsidiaries that may
cause  the  actual  results  of  the companies to be
materially   different   from   any  future  results
expressed  or   implied   in   such  forward-looking
statements.

Factors that  could cause  actual  results to differ
materially  from  these  forward-looking  statements
include, but are not limited to, the following:  the
ability of Corporacion Durango and its  subsidiaries
to continue as  going  concerns;  their  ability  to
obtain  and  maintain  normal terms with vendors and
service  providers;   their   ability  to   maintain
contractsthat  are  critical  to  their  operations;
their ability to fund and execute their business plan; their ability to attract, motivate and/or retain key executives and associates; and their ability to attract and retain customers.

Additionally, other factors should be  considered in
connection  with  any  Forward  Looking  Statements,
including other risks and uncertainties   set  forth
from time to time in Corporacion Durango's   reports
filed  with  the  United  States   Securities    and
Exchange Commission.  Although Corporacion   Durango
believes  that  the  expectations  and   assumptions
reflected  in  the forward-looking   statements  are
reasonable basedon information  currently  available
to  its   management,  Corporacion   Durango  cannot
guarantee future results  or  events.    Corporacion
Durango nexpressly disclaims a duty to update any of the forward-looking statement.


CONTACTS


Corporacion Durango, S.A. de C.V.

 Mayela R. Velasco        Gabriel Villegas S.
 +52 (618) 829 1008       +52 (55) 5488 0381
 mrinconv@corpdgo.com.mx  gvillegas@corpdgo.com.mx

 Miguel Antonio R.
 +52 (618) 814 1658
 rinconma@corpdgo.com.mx